                                            FILED PURSUANT TO RULE NO. 424(b)(4)
                                      REGISTRATION NOS. 333-32905 AND 333-33695


PROSPECTUS

                               4,600,000 Shares

                                     LOGO
                                 COMMON STOCK

                               ----------------

 OF  THE 4,600,000 SHARES  OF COMMON STOCK  OFFERED HEREBY, 3,900,000  SHARES
   ARE  BEING OFFERED BY  KOHL'S CORPORATION AND  700,000 SHARES ARE  BEING
     OFFERED  BY THE  SELLING STOCKHOLDERS.  SEE "SELLING  STOCKHOLDERS."
       THE  COMPANY WILL  NOT RECEIVE  ANY  PROCEEDS FROM  THE SALE  OF
         SHARES BY  THE  SELLING  STOCKHOLDERS. THE  COMMON  STOCK IS
           TRADED ON THE  NEW YORK STOCK EXCHANGE  UNDER THE SYMBOL
             "KSS." ON AUGUST  14, 1997,  THE LAST  SALE PRICE OF
              THE  COMMON  STOCK AS  REPORTED  ON THE  NEW  YORK
                STOCK EXCHANGE WAS $63 13/16 PER SHARE.

                               ----------------

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE  COMMISSION  OR ANY  STATE  SECURITIES  COMMISSION, NOR  HAS  THE
   SECURITIES  AND EXCHANGE COMMISSION  OR ANY STATE SECURITIES  COMMISSION
     PASSED  UPON  THE  ACCURACY  OR  ADEQUACY  OF  THIS  PROSPECTUS.  ANY
      REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                               ----------------

                            PRICE $63 13/16 A SHARE

                               ----------------

                                        UNDERWRITING                PROCEEDS TO
                            PRICE TO    DISCOUNTS AND  PROCEEDS TO    SELLING
                             PUBLIC    COMMISSIONS (1) COMPANY (2)  STOCKHOLDERS
                          ------------ --------------- ------------ ------------
Per Share................   $63.8125       $1.9200       $61.8925     $61.8925
Total (3)................ $293,537,500   $8,832,000    $241,380,750 $43,324,750

--------
(1) The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriters."
(2) Before deducting expenses estimated at $350,000.
(3) The Company has granted the Underwriters an option, exercisable within 30 days of the date hereof, to purchase up to an aggregate of 690,000 additional Shares at the price to public less underwriting discounts and commissions for the purpose of covering over-allotments, if any. If the Underwriters exercise such option in full, the total price to public, underwriting discounts and commissions, proceeds to Company and proceeds to Selling Stockholders will be $337,568,125, $10,156,800, $284,086,575 and $43,324,750, respectively. See "Underwriters."

                               ----------------

  The Shares are offered, subject to prior sale, when, as and if accepted by the Underwriters and subject to approval of certain legal matters by Shearman & Sterling, counsel for the Underwriters. It is expected that the delivery of the Shares will be made on or about August 20, 1997 at the office of Morgan Stanley & Co. Incorporated, New York, New York, against payment therefor in immediately available funds.

                               ----------------

MORGAN STANLEY DEAN WITTER
             MERRILL LYNCH & CO.
                        MONTGOMERY SECURITIES
                                     WILLIAM BLAIR & COMPANY
                                                          ROBERT W. BAIRD & CO.
                                                             Incorporated

August 14, 1997

                            ADDITIONAL INFORMATION

  The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement (which term shall include all amendments thereto) on Form S-3 under the Securities Act of 1933, as amended (the "Securities Act") with respect to the shares of Common Stock offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission, to which reference is hereby made.

  The Company is subject to the informational requirements of the Exchange Act (as defined below) and in accordance therewith files reports, proxy statements and other information with the Commission. The Registration Statement, the exhibits and schedules forming a part thereof and the reports, proxy statements and other information filed by the Company with the Commission may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices located at Citicorp Center, Suite 1400, 500 West Madison Street, Chicago, Illinois 60661 and 7 World Trade Center, 7th Floor, New York, New York 10048, and copies of such materials may be obtained from the Public Reference Section of the Commission at prescribed rates. Copies of such materials may be obtained from the web site that the Commission maintains at http://www.sec.gov. In addition, such material and other information concerning the Company can be inspected and copied at the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005, on which exchange the Company's Common Stock is traded.

                               ----------------

  NO PERSON IS AUTHORIZED IN CONNECTION WITH ANY OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, BY ANY SELLING STOCKHOLDER OR BY ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITY OTHER THAN THE SHARES OF COMMON STOCK OFFERED HEREBY, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY TO ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION TO SUCH PERSON. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

                               ----------------

  "Kohl's" is a federally registered service mark of the Company. This Prospectus also includes or incorporates references to trademarks and brand names of other companies.

                               ----------------

  No action has been or will be taken in any jurisdiction by the Company, any Selling Stockholder or any Underwriter that would permit a public offering of the Common Stock or possession or distribution of this Prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons into whose possession this Prospectus comes are required by the Company, the Selling Stockholders and the Underwriters to inform themselves about and to observe any restrictions as to the offering of the Common Stock and the distribution of this Prospectus.

                               ----------------

  CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK. SPECIFICALLY, THE UNDERWRITERS MAY OVER-ALLOT IN CONNECTION WITH THE OFFERING, AND MAY BID FOR AND PURCHASE SHARES OF THE COMMON STOCK IN THE OPEN MARKET. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITERS."

  CAUTIONARY NOTE: This Prospectus, certain of the documents incorporated herein by reference, and other written materials, future filings, releases and oral statements issued by or on behalf of the Company contain certain forward-looking statements, including, but not limited to, statements about the future performance of the Company and the Company's plans, objectives, expectations or intentions, such as debt service requirements, planned capital expenditures, future store openings and adequacy of capital resources. Forward-looking statements can also be identified by forward-looking terminology such as "believes", "expects", "intends", "plans", "may", "will", "should", or "anticipates" or the negative thereof or other variations thereof. These forward-looking statements are based on management's assumptions and beliefs in light of information currently available to it and are subject to risks and uncertainties. The Company's actual results may differ significantly and materially from those projected or suggested in the forward-looking statement. Factors that might cause such differences to occur include, but are not limited to: (i) heightened competition, (ii) adverse weather conditions in the Company's retail markets, (iii) increases in interest rates, (iv) increases in real estate, construction and development costs, (v) inventory imbalances caused by unanticipated fluctuations in consumer demand, (vi) trends in the economy which affect consumer confidence and consumer demand for the Company's goods, particularly trends affecting the Company's markets, including inflationary pressures, (vii) the availability of suitable retail real estate which can be acquired on terms which are acceptable to the Company and (viii) the ability of the Company to be able to continue to hire and train sufficient numbers of capable and talented associates.

                               ----------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Additional Information.....................................................   2
Incorporation of Certain Documents by Reference............................   4
The Company................................................................   5
Selected Consolidated Financial Data.......................................   6
Use of Proceeds............................................................   8
Price Range of Common Stock and Dividend Policy............................   8
Capitalization.............................................................   9
Selling Stockholders.......................................................  10
Description of Capital Stock...............................................  11
Underwriters...............................................................  12
Legal Matters..............................................................  13
Experts....................................................................  13

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The following documents filed with the Commission (File No. 1-11084) pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"), are incorporated in this Prospectus by reference:

    (1) the Company's Annual Report on Form 10-K for the year ended February 1, 1997;

    (2) the Company's Quarterly Report on Form 10-Q for the quarter ended May 3, 1997; and

    (3) the description of the Common Stock contained in the Company's Registration Statement on Form 8-B dated June 25, 1993, including such amendments or reports filed for the purpose of updating such description.

  All reports and other documents subsequently filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act and prior to the termination of the offering of the Common Stock offered hereby shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof. Such documents, and the documents listed above, are hereinafter referred to as "Incorporated Documents." Any statement contained herein or in an Incorporated Document shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed Incorporated Document modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

  THE INFORMATION RELATING TO THE COMPANY CONTAINED IN THIS PROSPECTUS SUMMARIZES, IS BASED UPON, OR REFERS TO, INFORMATION AND FINANCIAL STATEMENTS CONTAINED IN ONE OR MORE INCORPORATED DOCUMENTS; ACCORDINGLY, SUCH INFORMATION CONTAINED HEREIN IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO INCORPORATED DOCUMENTS AND SHOULD BE READ IN CONJUNCTION THEREWITH.

  The Company will provide without charge to each person (including any beneficial owner) to whom a copy of this Prospectus has been delivered, upon the written or oral request of any such person, a copy of any or all of the Incorporated Documents, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Requests for such copies should be directed to Corporate Secretary, Kohl's Corporation, N56 W17000 Ridgewood Drive, Menomonee Falls, Wisconsin 53051, telephone (414) 703-7000.

                                  THE COMPANY

  The Company operates as of August 14, 1997, 172 family oriented, specialty department stores primarily in the Midwest and Mid-Atlantic areas of the United States that feature quality, national brand merchandise which provides exceptional value to customers. The Company's stores sell moderately priced apparel, shoes, accessories, soft home products and housewares targeted to middle-income customers shopping for their families and homes. Kohl's stores have fewer departments than traditional, full-line department stores, but offer customers dominant assortments of merchandise displayed in complete selections of styles, colors and sizes. Central to the Company's pricing strategy and overall profitability is a culture focused on maintaining a low cost structure. Critical elements of this low cost structure are the Company's unique store format, lean staffing levels, sophisticated management information systems and operating efficiencies resulting from centralized buying, advertising and distribution.

  Since 1986, the Company has expanded from 40 stores to the current total of 172 stores both by acquiring and converting pre-existing stores and by opening new stores. From fiscal 1992 to fiscal 1996, the Company's net sales increased from $1.1 billion to over $2.3 billion, and operating income increased from $64.5 million to $189.0 million.

  Management believes there is substantial opportunity for further growth. In October 1997, Kohl's will open four additional stores in the Philadelphia trade area (three in New Jersey and one in Pennsylvania), an additional store in the Washington, D.C. market, its second store in Omaha, Nebraska, a store in Binghamton, New York and will enter the Pittsburgh market with three stores. At the end of 1997, Kohl's will be operating 182 stores. Kohl's expansion strategy is to open additional stores in existing markets, where it can leverage advertising, purchasing, transportation and other regional overhead expenses; in contiguous markets where it can extend regional operating efficiencies; and in new markets which offer a similar opportunity to implement successfully the Kohl's retailing concept.

  Kohl's retailing concept has proven to be readily transferable to new markets. For example, Kohl's has successfully opened new stores in small markets, such as Kalamazoo, Michigan; intermediate markets, such as Kansas City; and large markets, such as Chicago and Philadelphia. In addition, the Kohl's concept has been successful in various retailing formats such as strip shopping centers, community and regional malls and free-standing stores. Management believes the transferability of the Kohl's retailing strategy, the Company's experience in acquiring and converting pre-existing stores and opening new stores, and the Company's substantial investment in management information systems, centralized distribution and headquarters functions provide a solid foundation for further expansion.

  As used in this Prospectus, unless the context otherwise requires, the "Company" and "Kohl's" refer to Kohl's Corporation, its consolidated subsidiaries and predecessors. Unless otherwise noted, all references in this Prospectus to shares of Common Stock and per share amounts have been adjusted for a 2-for-1 stock split effected by the Company in April 1996. The Company's fiscal year ends on the Saturday closest to January 31. Fiscal 1996 ended on February 1, 1997 and was a 52-week year.

RECENT DEVELOPMENTS

  Net sales and sales growth for the 4 weeks and 26 weeks ended August 3, 1996 and August 2, 1997 were as follows:

                                 PERIOD ENDED          PERCENTAGE INCREASE
                              ------------------- ------------------------------
                                                           COMPARABLE STORES(A)
                              AUGUST 3, AUGUST 2,  ALL   -----------------------
                                1996      1997    STORES CURRENT YEAR PRIOR YEAR
                              --------- --------- ------ ------------ ----------
                                 (IN MILLIONS)
4 weeks......................  $139.2   $  182.8   31.4%     12.1%       20.6%
26 weeks.....................   943.2    1,224.5   29.8      10.1        11.4

--------
(a) Comparable store sales represent sales of those stores open throughout the full period and throughout the full prior period and exclude the discontinued electronics business.

  At August 2, 1997, the Company operated 172 stores compared with 138 at August 3, 1996.

                     SELECTED CONSOLIDATED FINANCIAL DATA

  The selected consolidated financial data in the following table for each of the five years in the period ended February 1, 1997 are derived from consolidated financial statements of the Company, which have been audited by Ernst & Young LLP, independent auditors. This information should be read in conjunction with the consolidated financial statements of the Company and related notes incorporated into this Prospectus. The selected consolidated financial data for the three months ended May 4, 1996 and May 3, 1997 are derived from unaudited consolidated financial statements of the Company which, in the opinion of management, include all adjustments (consisting of normal recurring accruals) necessary for a fair presentation of the financial position and results of operations as of the dates and for the periods presented.

                                               FISCAL YEAR ENDED                           THREE MONTHS ENDED
                          ---------------------------------------------------------------  -------------------
                          JANUARY 30,  JANUARY 29,  JANUARY 28,  FEBRUARY 3,  FEBRUARY 1,   MAY 4,    MAY 3,
                             1993         1994         1995        1996(A)       1997        1996      1997
                          -----------  -----------  -----------  -----------  -----------  --------  ---------
                                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AND PER SQUARE FOOT DATA)
STATEMENT OF OPERATIONS
 DATA:
Net sales...............  $1,096,856   $1,305,746   $1,554,100   $1,925,669   $2,388,221   $468,638  $ 600,547
Cost of merchandise
 sold...................     722,610      869,236    1,037,740    1,294,653    1,608,688    311,836    397,377
                          ----------   ----------   ----------   ----------   ----------   --------  ---------
Gross margin............     374,246      436,510      516,360      631,016      779,533    156,802    203,170
Selling, general and
 administrative
 expenses...............     269,158      305,547      356,893      436,442      536,226    115,890    146,751
Incentive compensation
 charge(b)..............      17,735           --           --           --           --         --         --
Depreciation and
 amortization...........      19,834       23,201       27,402       33,931       44,015      9,965     13,000
Preopening expenses.....       2,992        5,360        8,190       10,712       10,302      3,639     12,112
Credit operations, non-
 recurring(c)...........          --           --           --       14,052           --         --         --
                          ----------   ----------   ----------   ----------   ----------   --------  ---------
Operating income........      64,527      102,402      123,875      135,879      188,990     27,308     31,307
Interest expense,
 net(d).................      14,393        5,711        6,424       13,150       17,622      4,102      5,836
                          ----------   ----------   ----------   ----------   ----------   --------  ---------
Income before income
 taxes and extraordinary
 items..................      50,134       96,691      117,451      122,729      171,368     23,206     25,471
Income taxes............      21,442       41,029       48,939       50,077       68,890      9,445     10,163
                          ----------   ----------   ----------   ----------   ----------   --------  ---------
Income before
 extraordinary items....      28,692       55,662       68,512       72,652      102,478     13,761     15,308
Extraordinary items(e)..      (2,121)      (1,769)          --           --           --         --         --
                          ----------   ----------   ----------   ----------   ----------   --------  ---------
Net income..............  $   26,571   $   53,893   $   68,512   $   72,652   $  102,478   $ 13,761  $  15,308
                          ==========   ==========   ==========   ==========   ==========   ========  =========
Per common share(f):
 Income before
  extraordinary items...  $      .44   $      .76   $      .93   $      .99   $     1.39   $   0.19  $    0.21
 Extraordinary items....        (.03)        (.02)          --           --           --         --         --
 Net income.............         .41          .74          .93          .99         1.39       0.19       0.21
OPERATING DATA:
Comparable store sales
 growth(g)..............        10.5%         8.3%         6.1%         5.9%        11.3%      11.0%       9.3%
Net sales per selling
 square foot(h).........  $      239   $      255   $      258   $      257   $      261   $     54  $      55
Total square feet of
 selling space
 (in thousands; end of
 period)................       4,771        5,523        6,824        8,378       10,064      8,966     11,556
Number of stores open
 (end of period)........          79           90          108          128          150        136        170
Capital expenditures
 including capitalized
 leases.................  $   46,337   $   64,813   $  132,800   $  138,797   $  223,423   $ 40,440  $  63,071
BALANCE SHEET DATA (END
 OF PERIOD):
Working capital.........  $  105,564   $   86,856   $  114,637   $  175,368   $  229,339   $197,811  $ 277,038
Property and equipment,
 net....................     141,196      186,626      298,737      409,168      596,227    441,623    648,057
Total assets............     444,797      469,289      658,717      805,385    1,122,414    917,212  1,267,318
Total long-term debt....      95,096       51,852      108,777      187,699      312,031    225,369    390,173
Shareholders' equity....     207,400      262,502      334,249      410,638      517,471    425,251    534,890

See footnotes on next page

(footnotes from previous page)

(a) Fiscal 1995 contained 53 weeks.

(b) In connection with the Company's initial public offering, the Company amended two incentive plans to set the value of the phantom stock units previously granted thereunder at the initial public offering price of $7.00 per share. The related non-recurring incentive compensation charge reduced net income by $10.6 million, or $.16 per share for fiscal 1992. Distributions, including interest accrued at 6% on the vested portion, are paid out annually with the final payment in 2002.

(c) Effective September 1, 1995, the Company terminated its agreement with Citicorp Retail Services (CRS) under which it sold its private label credit card receivables to CRS and established its own credit operation. In connection with this transaction, the Company incurred a one-time charge of $14.1 million ($8.3 million after-tax).

(d) On June 1, 1992, the Company used the net proceeds of the initial public offering and $14.6 million of borrowings under its revolving credit facility to redeem all $105.0 million of its Senior Subordinated Notes and the remaining $13.2 million of its Junior Subordinated Notes and to pay related accrued interest. If the initial public offering and the related reduction of indebtedness had occurred on February 2, 1992, interest expense for fiscal 1992 would have been reduced by $3.1 million and income before extraordinary items would have been $30.7 million, or $.44 per share.

(e) The extraordinary items reflect an after-tax charge of $1.8 million to write-off unamortized deferred financing costs in connection with the termination of certain credit facilities in January 1994, and an after-tax charge of $2.1 million to write-off unamortized deferred financing fees and the obligations under an interest rate cap agreement associated with the redemption of the Company's Senior Subordinated Notes in June 1992.

(f) All per share data has been adjusted to reflect the 2-for-1 stock split declared by the Company's Board of Directors on March 11, 1996 and distributed on April 29, 1996.

(g) Comparable store sales for each period are based on sales of stores (including relocated or expanded stores) open throughout the current and prior year. Comparable store sales growth for fiscal 1996 compares the 52 weeks of fiscal 1996 versus the same 52-week calendar in fiscal 1995 and excludes the discontinued electronics business. Comparable store sales growth for fiscal 1995 has been adjusted to reflect the elimination of the 53rd week in fiscal 1995. Comparable store sales growth for the periods ended May 4, 1996 and May 3, 1997 have been adjusted to exclude the discontinued electronics business.

(h) Net sales per selling square foot is calculated using net sales of stores that have been open for the full period, divided by their square footage of selling space.

                                USE OF PROCEEDS

  The net proceeds to the Company from the Offering are estimated to be approximately $241.1 million based on the offering price of $63 13/16 per share of Common Stock. The Company intends to use the net proceeds for general corporate purposes, including financing the Company's continued store growth. Pending such use, a portion of the proceeds will be used to repay borrowings under the Company's revolving credit facility and to reduce future sales of accounts receivable pursuant to the Company's accounts receivable sales program. At May 3, 1997, the interest rate payable under the Company's revolving credit facility was approximately 6.0% per annum. The facility matures on June 13, 2002. The Company will not receive any proceeds from the sale of Common Stock by the Selling Stockholders.

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

  The Common Stock has been traded on the New York Stock Exchange since May 19, 1992, under the symbol "KSS." On March 11, 1996, the Company's Board of Directors declared a 2-for-1 stock split in the form of a stock dividend on the Common Stock. The prices in the table set forth below indicate the high and low prices of the Common Stock for each quarter in fiscal 1997, 1996 and 1995, as reported on the New York Stock Exchange Composite Tape, adjusted by the Company to give effect retroactively to the stock split.

                                                                  COMMON STOCK
                                                                     PRICE
                                                                ----------------
                                                                  HIGH     LOW
                                                                -------- -------
      FISCAL 1997
      First Quarter............................................ $51 1/8  $38 7/8
      Second Quarter...........................................  63 3/16  49 5/8
      Third Quarter (through August 14, 1997)..................  64 3/8   60 3/4
      FISCAL 1996
      First Quarter............................................ $35 1/2  $28 3/8
      Second Quarter...........................................  37 1/8   26 3/4
      Third Quarter............................................  41       32 3/8
      Fourth Quarter...........................................  42       36 1/8
      FISCAL 1995
      First Quarter............................................ $23 5/8  $20
      Second Quarter...........................................  26       20
      Third Quarter............................................  27 3/8   21 1/2
      Fourth Quarter...........................................  29 1/8   22 5/8

  See the cover page of this Prospectus for a recent reported last sale price of the Common Stock.

  At July 31, 1997, there were 4,515 holders of record of the Common Stock.

  The Company has never paid a cash dividend, has no current plans to pay dividends on its Common Stock and intends to retain all earnings for investment in and growth of the Company's business. In addition, financial covenants and other restrictions in the Company's financing agreements limit the payment of dividends on the Common Stock. The payment of future dividends, if any, will be determined by the Board of Directors in light of existing conditions, including the Company's earnings, financial condition and requirements, restrictions in financing agreements, business conditions and other factors deemed relevant by the Board of Directors.

                                CAPITALIZATION

  The following table sets forth the consolidated capitalization of the Company as of May 3, 1997, and as adjusted to give effect to the Offering (based on the offering price of $63 13/16 per share and assuming that the Underwriters' over-allotment option is not exercised) and the application of the estimated net proceeds of $241.1 million. For purposes of the table, it is assumed that $78.5 million of the net proceeds are applied to repay borrowings under the Company's revolving credit facility, although the actual amount of borrowings to be repaid is expected to be in excess of that amount. At August 2, 1997, $93.5 million was outstanding under the revolving credit facility. See "Use of Proceeds." This table should be read in conjunction with the consolidated financial statements and related notes and the other financial information incorporated in this Prospectus.

                                                             AS OF MAY 3, 1997
                                                            -------------------
                                                                         AS
                                                             ACTUAL   ADJUSTED
                                                            -------- ----------
                                                              (IN THOUSANDS)
      Long-term Debt:
        Revolving credit facility.......................... $ 78,500 $      --
        Capitalized lease obligations......................   50,503     50,503
        6.57% unsecured senior notes, due 2004.............   60,000     60,000
        6.70% notes, due 2006..............................  100,000    100,000
        7 3/8% notes, due 2011.............................  100,000    100,000
        Other..............................................    1,170      1,170
                                                            -------- ----------
          Total long-term debt.............................  390,173    311,673
                                                            -------- ----------
      Shareholders' equity:
        Common stock; 74,055,365 shares outstanding
         (77,955,365 shares after the Offering)............      740        780
        Paid-in capital....................................  195,461    436,475
        Retained earnings..................................  338,689    338,689
                                                            -------- ----------
          Total shareholders' equity.......................  534,890    775,944
                                                            -------- ----------
          Total capitalization............................. $925,063 $1,087,617
                                                            ======== ==========

                              SELLING STOCKHOLDERS

  The following table sets forth certain information regarding the beneficial ownership of the Common Stock as of July 31, 1997, and after the sale of the Common Stock offered hereby (assuming no exercise of the Underwriters' over-allotment option), by each Selling Stockholder. Each of the Selling Stockholders (other than Mr. Sommerhauser) is an executive officer of the Company. Messrs. Kellogg, Baker, Herma, Montgomery and Sommerhauser is each a director of the Company. Except as otherwise noted, the persons named in the table below have sole voting and investment power with respect to all shares shown as beneficially owned below.

                            SHARES BENEFICIALLY                       SHARES BENEFICIALLY
                          OWNED PRIOR TO OFFERING         SHARES     OWNED AFTER OFFERING
                          ------------------------------- BEING      --------------------------
NAME OF BENEFICIAL OWNER     NUMBER           PERCENT    OFFERED        NUMBER       PERCENT
------------------------  ---------------    --------------------    --------------  ----------
William S. Kellogg......       6,137,873 (a)        8.2% 305,000 (b)    5,832,873(a)      7.5%
Jay H. Baker............       2,964,998 (c)        4.0  150,000        2,814,998(c)      3.6
John F. Herma...........       3,757,931 (d)        5.1  187,000 (e)    3,570,931(d)      4.6
R. Lawrence Montgomery..         340,680 (f)          *   17,000         323,680 (f)        *
Caryn Blanc.............         342,725 (g)          *   17,000         325,725 (g)        *
Kevin Mansell...........         289,555 (h)          *   14,000         275,555 (h)        *
Peter M. Sommerhauser...         209,112 (i)          *   10,000         199,112 (i)        *

--------
*  Less than 1%.
(a) Includes 5,322,173 shares (5,017,173 shares after the Offering) held in trust for the benefit of Mr. Kellogg's family but as to which Mr. Sommerhauser has sole voting and investment power and 26,430 shares held by a charitable foundation for which Mr. Kellogg serves as a director and president. Excludes 634,446 shares (634,446 shares after the Offering) held in trust for the benefit of Mr. Baker's family and as to which Mr. Kellogg and Mr. Sommerhauser have shared voting and investment power. Includes 337,500 shares represented by stock options exercisable within 60 days of July 31, 1997.
(b) All of the shares are being offered by the William S. Kellogg Irrevocable Trust and William S. Kellogg Children's Trusts.
(c) Includes 634,446 shares (634,446 shares after the Offering) held in trust for the benefit of Mr. Baker's family as to which Mr. Kellogg and Mr. Sommerhauser have shared voting and investment power and 78,330 shares held by a charitable foundation for which Mr. Baker serves as a director and president. Also includes 168,750 shares represented by stock options exercisable within 60 days of July 31, 1997.
(d) Includes 3,075,821 shares (2,888,821 shares after the Offering) held in trust for the benefit of Mr. Herma's family as to which Mr. Sommerhauser has sole voting and investment power and 13,400 shares held by a charitable foundation for which Mr. Herma serves as a director and president. Also includes 168,750 shares represented by stock options exercisable within 60 days of July 31, 1997.
(e) All of the shares are being offered by the John F. Herma 1987 Trust.
(f) Includes 62,974 shares (62,974 shares after the Offering) held in trust for the benefit of Mr. Montgomery's family as to which Mr. Sommerhauser has sole voting and investment power. Also includes 155,414 shares represented by stock options exercisable within 60 days of July 31, 1997.
(g) Includes 249,727 shares represented by stock options exercisable within 60 days of July 31, 1997.
(h) Includes 69,000 shares (69,000 shares after the Offering) held in trust for the benefit of Mr. Mansell's family as to which Mr. Sommerhauser has sole voting and investment power. Also, includes 104,289 shares represented by stock options exercisable within 60 days of July 31, 1997.
(i) Excludes 9,192,414 shares (8,700,414 shares after the Offering) held in trust for the benefit of the families of current and former executive officers of the Company, as to which Mr. Sommerhauser has sole or shared voting and investment power. Includes 40,521 shares (40,521 shares after the Offering) held in trust for the benefit of Mr. Sommerhauser's family as to which Mr. Sommerhauser has no voting or investment power and 3,000 shares held by a charitable foundation for which Mr. Sommerhauser serves as director and president.

                         DESCRIPTION OF CAPITAL STOCK

  Pursuant to the Company's Articles of Incorporation ("Articles"), the authorized capital stock of the Company consists of 400,000,000 common shares, par value $.01 per share ("Common Stock"), and 10,000,000 preferred shares, par value $.01 per share ("Preferred Stock"). As of May 3, 1997, 74,055,365 shares of Common Stock and no shares of Preferred Stock were outstanding.

  Holders of the Common Stock are entitled to one vote per share on all matters to be voted on by stockholders. Voting rights are not cumulative, and, therefore, holders of a majority of the shares of Common Stock are able to elect all of the Company's directors. Holders of Common Stock are entitled to receive dividends when, as and if declared by the Board of Directors in its discretion out of funds legally available therefor. See "Price Range of Common Stock and Dividend Policy." Subject to the rights of any holders of Preferred Stock outstanding, upon liquidation or dissolution of the Company, the holders of Common Stock will be entitled to receive on a pro rata basis all assets remaining for distribution to stockholders. The Common Stock does not have preemptive or other subscription rights, any conversion rights or any sinking fund provisions.

  The Company's Board of Directors is authorized, without further stockholder action, to issue Preferred Stock in one or more series and to fix and determine the relative rights and preferences thereof, including voting rights, dividend rights, liquidation rights, redemption provisions, sinking fund provisions or conversion rights. As a result, the Board of Directors of the Company could, without stockholder approval, issue shares of Preferred Stock with voting, conversion, dividend, liquidation or other rights that could adversely affect the holders of Common Stock and that could have the effect of delaying, deferring or preventing a change in control of the Company. In addition, the Board of Directors has the ability to adopt, without stockholder approval, a so-called "rights plan" which would entitle stockholders (other than a hostile bidder) to acquire stock of the Company at a discount.

  The Company's Articles divide the Board of Directors into three classes serving staggered three-year terms. As a result, at least two annual meetings will generally be required for stockholders to effect a change of a majority of the Board of Directors. Any director, or the entire Board of Directors, may be removed from office only for a cause. These provisions in the Articles require an 80% vote of stockholders for amendment or repeal, which makes it more difficult for even holders of a majority of the Common Stock to effect a change in control of the Company.

  The Company's Bylaws establish procedures, including advance notice procedures, for considering at any annual stockholders meeting the nomination, other than by the Board of Directors, of candidates for election as directors, and for other stockholder proposals. In general, notice must be received by the Company at least 90 days prior to the anniversary date of the annual meeting of stockholders in the immediately preceding year and must contain certain specified information concerning, among other things, any person nominated for director, the stockholder submitting the proposal or nomination, and the stockholder's interest in any proposal. The Company's Bylaws also permit the holders of record of 10% of the Common Stock to call a special meeting, provided certain procedures are followed. These provisions in the Bylaws may be amended by the Board of Directors or by an 80% vote of stockholders.

  Certain provisions of the Wisconsin Business Corporation Law could have the effect of delaying, deferring or preventing a change in control of the Company.

                                 UNDERWRITERS

  Under the terms and subject to the conditions in the Underwriting Agreement dated the date hereof (the "Underwriting Agreement"), the Underwriters named below have severally agreed to purchase, and the Company and the Selling Stockholders have severally agreed to sell to them, the respective number of shares of Common Stock set forth opposite the names of such Underwriters below:

                                                                      NUMBER OF
                   NAME                                                SHARES
                   ----                                               ---------
      Morgan Stanley & Co. Incorporated..............................   897,334
      Merrill Lynch, Pierce, Fenner & Smith
               Incorporated..........................................   897,333
      Montgomery Securities..........................................   897,333
      William Blair & Company, L.L.C.................................   336,500
      Robert W. Baird & Co. Incorporated.............................   336,500
      Sanford C. Bernstein & Co., Inc................................    95,000
      Cleary Gull Reiland & McDevitt Inc.............................    95,000
      Genesis Merchant Group Securities L.P..........................    95,000
      Goldman, Sachs & Co............................................   190,000
      GS2 Securities, Inc............................................    95,000
      NatWest Securities Limited.....................................   190,000
      Nesbitt Burns Securities Inc...................................    95,000
      Robertson, Stephens & Company LLC..............................   190,000
      Smith Barney Inc...............................................   190,000
                                                                      ---------
          Total...................................................... 4,600,000
                                                                      =========

  The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the shares of Common Stock offered hereby are subject to the approval of certain legal matters by their counsel and to certain other conditions. The Underwriters are obligated to take and pay for all of the shares of Common Stock offered (other than those covered by the Underwriters' over-allotment option described below) if any such shares are taken.

  The Underwriters initially propose to offer part of the Common Stock directly to the public at the public offering price set forth on the cover page hereof and part to certain dealers at a price which represents a concession not in excess of $1.13 per share under the public offering price. The Underwriters may allow, and such dealers may reallow, a concession not in excess of $.10 per share to other Underwriters or to certain dealers. After the initial offering of the Common Stock, the offering price and other selling terms may from time to time be varied by the Underwriters. The Underwriters may reimburse the Company for certain expenses in connection with the Offering.

  Pursuant to the Underwriting Agreement, the Company has granted the Underwriters an option, exercisable for 30 days from the date of this Prospectus, to purchase up to 690,000 additional shares of Common Stock at the public offering price set forth on the cover page hereof, less underwriting discounts and commissions. The Underwriters may exercise such option to purchase solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of Common Stock hereby. To the extent such option is exercised, each Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares as the number set forth next to such Underwriter's name in the preceding table bears to the total number of shares of Common Stock offered by the Underwriters hereby.

  The Company and all the Selling Stockholders have agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the Underwriters, they will not during the period ending 90 days after the date of this Prospectus (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer, or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Common Stock, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Common Stock or such other securities, in cash or otherwise, except under certain limited circumstances.

  In order to facilitate the offering of the Common Stock, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Common Stock. Specifically, the Underwriters may over-allot in connection with the offering, creating a short position in the Common Stock for their own account. In addition, to cover over-allotments or to stabilize the price of the Common Stock, the Underwriters may bid for, and purchase, shares of Common Stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an Underwriter or a dealer for distributing shares of Common Stock in the Offering, if the syndicate repurchases previously distributed Common Stock in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the Common Stock above independent market levels. The Underwriters are not required to engage in these activities, and may end any of these activities at any time.

  Certain Underwriters from time to time perform various investment banking services for the Company, for which such Underwriters receive compensation.

  The Company, the Selling Stockholders and the Underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

                                 LEGAL MATTERS

  Certain legal matters will be passed upon for the Company by Godfrey & Kahn, S.C., Milwaukee, Wisconsin, and for the Underwriters by Shearman & Sterling, New York, New York. Mr. Peter M. Sommerhauser, who is a director of the Company and a shareholder of Godfrey & Kahn, S.C., owns 209,112 shares (199,112 shares after the Offering) of Common Stock and has sole or shared voting and investment power with respect to an additional 9,192,414 shares (8,700,414 shares after the Offering). See "Selling Stockholders."

                                    EXPERTS

  The consolidated financial statements of the Company appearing in Kohl's Corporation Annual Report (Form 10-K) for the year ended February 1, 1997, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

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